UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2007

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)

(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant’s Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Azopardo 1025

Buenos Aires C1107ADQ

Argentina

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

Buenos Aires, November 7, 2007

President

National Securities Commission

Dr. Eduardo Hecker

S / D

Re:	Empresa Distribuidora y Comercializadora Norte Sociedad Anónima (EDENOR S.A.) (Distribution and Marketing Company of the North S.A.) (the “Company”). Resignation of Audit Committee Member.

Dear Sirs,

I am pleased to inform you, in accordance with Chapter XXI of the CNV Regulations, that at the Company’s most recent Board of Director’s meeting Dr. Alfredo Mac Laughlin resigned from his position as a member of the Audit Committee. Dr. Mac Laughlin’s resignation came in response to the loss of his status as an independent director (as defined by Article 11 of Chapter III of the CNV Regulations) due to his position as a director of Pampa Holding S.A., the owner of 100% of the capital stock of Dolphin Energía S.A. and IEASA S.A., which jointly own 100% of the capital stock of EASA, which in turn owns 51% of the capital and voting stock of Edenor.

Cordially,

Jaime Javier Barba

EDENOR S.A.

Attorney-In-Fact

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By: /s/ Rogelio Pagano

Rogelio Pagano

Chief Financial Officer

Date: November 8, 2007